Exhibit (a)(5)(C)

Transcript of Investor Presentation to be released on or about August 21, 2015 on the Company’s website www.condorhospitality.com

Forward-Looking Statement

Certain matters within this presentation are discussed using forward-looking language as specified in the Private Securities Litigation Reform Act of 1995, and, as such, may involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance to differ from those projected in the forward-looking statement. These risks are discussed in the Company’s filings with the Securities and Exchange Commission.

Important Information

The information in this presentation regarding the exchange offer is not an offer to purchase or an offer to exchange or a solicitation of acceptance of the offer to exchange, which may be made only pursuant to the terms of the Offer to Exchange and related Letter of Transmittal. The full details of the exchange offer, including information on how to exchange shares, are included in the Offer to Purchase, the Letter of Transmittal and other related materials, which were distributed to holders of the Series A preferred stock and Series B preferred stock and filed with the SEC. Holders of Series A preferred stock and Series B preferred stock are urged to carefully read the Offer to Purchase, the Letter of Transmittal, and other related materials, as they contain important information, including the terms and conditions of the exchange offer. Holders of Series A preferred stock and Series B preferred stock may obtain free copies of the Offer to Purchase, the Letter of Transmittal, and other related materials that we filed with the SEC on the SEC’s website at www.sec.gov or by calling the Information Agent, D.F. King, Inc., toll-free at (800) 821-8780.

In connection with a special meeting of shareholders to be held on September 3, 2015, as may be postponed and/or adjourned, the Company has filed a proxy statement with the SEC. Investors should read the proxy statement, as amended or supplemented, carefully before making any voting or investment decisions. The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the special meeting. Information regarding the officers and directors of the Company is available in the Company’s definitive proxy statement for the annual meeting held on June 10, 2015 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement for the special meeting to be held on September 3, 2015, as may be postponed and/or adjourned. Additional copies are available for free at the Company’s website at www.condorhospitality.com or by contacting Investor Relations, Condor Hospitality Trust, Inc., 1800 W. Pasewalk Ave. Ste. 200, Norfolk, NE 68701. Investors and security holders may also obtain free copies of the proxy statement, as amended or supplemented, filed with the SEC at www.sec.gov.

Hello, my name is Bill Blackham. I’m the chief executive officer of Condor Hospitality Trust. I’d like to take some time to explain what’s going on with the Company and in particular our strategy and also of the exchange offer which has recently been filed. Let me first start with the Company, because that provides an insight to the potential that we hope is there to grow shareholder value and that is very important in making your consideration for whether or not to tender your shares in exchange for common shares. In the five months that I’ve been in the leadership position of the Company, a lot of transition has taken place and we’ve implemented a number of new strategies. One, for example, is an acceleration of the disposition of existing assets so that we can recycle the capital into the space or sector that we intend to grow the Company with. Specifically, I intend to grow the Company in the upscale and upper mid-scale spaces and higher quality assets that are branded with some of the quality brands, and to do so with newer properties. My preference is to have a portfolio that is less than ten years old and to go into geographic markets that fall into the top one hundred MSA’s in the United States with our greatest bandwidth of the portfolio owned in the twentieth through the fiftieth MSA’s. In connection with that strategy, we’re going to need capital to grow, so we have accelerated selling our assets and intend to redeploy the proceeds from the sales of those assets towards buying acquisitions. In our recent acquisitions announcement, we provided the details of our first three hotels that fall squarely into the acquisition strategy that I just previously described. They are three hotels located in top-fifty markets in the United States. One is in Atlanta, Georgia, one is in San Antonio, Texas, and one is located in Jacksonville, Florida. Two of the properties, San Antonio and Jacksonville, are branded within the Marriott branding system. One is a Spring Hill Suites, the other is a Courtyard. In Atlanta, Georgia, we are acquiring the Indigo Hotel which is nearby the Atlanta Hartsfield International Airport. All three hotels are less than ten years old, are in significantly new condition and we are paying a price which we believe is highly accretive to shareholders and good value in relationship to replacement cost. The reason that this is important and the reason that we took the time to announce prior to our acquisition of the hotels is to provide a glimpse as to what the portfolio of the Company will look like in the future, and we intend to remain disciplined in our acquisitions as we move forward with the Company because that’s one of the keys to creating shareholder value. Another aspect of that acquisition announcement that may or may not have been noticed is that the transactions were generated through off-market relationships that we have with, in this case, the management company. That is significant because our ability to be able to generate additional acquisitions through our relationships in the marketplace in non-bidded transactions is one of the keys to my confidence in the ability to be able to grow this Company significantly, and in that process hopefully create larger shareholder value. We have relationships with a number of management companies that are bringing us off-market and on-market transactions, and so therefore we believe that our pipeline is very robust with potential acquisitions. That fits very nicely into the objective that we have for the Company, which is to grow it into an organization that has an enterprise value at some point in the future of in excess of one billion dollars from its current size. That sounds like a tall order, but in doing so it’s really a process of buying hotels, and we believe that the timing is right and our relationships are such that we’ll be able to buy hotels in significant quantities, mostly on a one-off basis, as opposed to buying large portfolios, so that we can pick the quality of the assets that we want and we can get the pricing that we want because there are less bidders for the actual assets. Another important element of positioning the Company for continued growth and creation of shareholder value was to improve the liabilities on the balance sheet of the Company. In that regard, in the past five months since I took over the leadership position, we have done a number of things to that end. We have extended maturities—there were a number of loans coming due in two-thousand-and-fifteen. We have caused for there to be reductions in interest rates in our loans, improved principal amortization payments and are working on the last and final loan maturity that is on our balance sheet for this year, scheduled to mature in November of two-thousand-and-fifteen. We currently have term sheets from three different lenders that we are in discussions with and would hope that sometime in the near future, we would be able to come to final terms, obtain a commitment, and make an announcement that we’re proceeding forward with what would be the refinancing of the last and final loan maturity of the Company. All of that’s favorable, it is necessary to position that balance sheet so that we can continue to borrow money to acquire assets and move forward with the growth of the Company. I mentioned moments ago that I was confident that we would be able to continue to find accretive investments in order to grow this Company. I also mentioned that my objective is to grow the enterprise value of this Company to a level in excess of one billion dollars. My confidence level comes from the fact that I continue to believe that I can find, through our team, accretive investments that are similar to the acquisitions that we have announced and provided pictures of in our recent press announcements. But beyond my stating that I have a confidence level, it’s important for you to recognize to the extent that you do not have the knowledge already that within two weeks of my assuming the leadership position of this Company, with my own capital, I acquired approximately five percent of the common stock of this Company. By my way of thinking, confidence is expanded by virtue of aligning yourself with an investment side by side with common shareholders. With the balance sheet positioned, with acquisition pipelines in place, and with the interests of the senior executive aligned with the shareholders of this Company, that combined provides me with the ability to make these statements that I do that I’m confident in where we’re going. With those objectives, and with the improved balance sheet of the Company, and with an investment strategy in place and already underway being implemented, the next hurdle to cross is to be able to obtain the capital that’s necessary to acquire the hotels and to grow the business. As I stated previously, some of this capital will come from recycling money from the sale of our existing portfolio. Today the Company owns forty-six hotels and has approximately seventy-million dollars of remaining debt obligations against those hotels. It is significant to note that the acquisitions that we intend to pursue will have operating margins in excess of thirty percent, including the acquisitions that we’ve recently announced. So to be able to redeploy capital at higher margins should capture embedded shareholder value as we proceed. But beyond that, in order to grow the business to something in excess of a billion dollars, there obviously will have to be significant more capital that is available to the Company. Some of that will come in the form of debt, some of that will come in the form of other means that could be available or evaluated at the time. It also could come from the sale of common stock. Finally, an important element of the business initiatives that are underway that I’d like for you to understand is of the forty-six hotels that we currently own, we have sold ten hotels year-to-date, we currently have fifteen hotels that are being marketed, and of those fifteen hotels, we currently have eight of them under contract for sale. There are therefore seven additional hotels that are on the market and we expect to have offers and potentially enter into contracts during the course of the balance of the year. If successful at that, we would have sold twenty-five hotels generating additional capital to invest in our initiative. However, it won’t stop there. Additionally, there are twenty hotels that we have identified that will come in the next wave of disposition in order to continue to generate capital for our reinvestment in growth initiative. The balance sheet as it exists today is problematic from the perspective of raising additional capital for growth because of the existence of an unusually large percentage of preferred stock in relationship to total shareholder value. In our case, preferred stock represents more than eighty percent of the total shareholders’ equity in this Company. Today, we have approximately five million shares of common stock outstanding, and our average trading volume is relatively small, thereby creating problems for shareholders that wish to acquire or wish to sell their shares without affecting the share price. Beyond that, it is extremely difficult to interest additional capital to come into the Company at such a small market capitalization. And so we are attempting to change that in connection with our exchange offer to allow for us to move forward with the business strategy that I’ve just described. With such a low amount of common stock outstanding, and the overhang of the preferred stock on the balance sheet which a number of investors view as debt rather than equity, we have to come up with a strategy in order to free the balance sheet to raise capital to move forward with our investment criteria and growing the business. I think that in the absence of such a strategy, the Company will be stagnated, it will not be able to grow, and it will be in a position where it will have to do complicated transactions in order to raise capital and that may or may not be the best way to grow shareholders’ value. We came to the conclusion that the best approach would be to cause for there to be a conversion of the preferred shares into common shares. Going back over the past year, the A and the B preferred shares have been trading at a level which is less than their liquidation value. In fact, as recently as a few weeks before our filing of the exchange offer, preferred shares were selling in the range of seventy to eighty percent of liquidation value. In addition, there’s a large block of C shares which also have a liquidation value and preference, but because they do not trade on any exchange, there’s not a pricing metric by which to compare them to the A’s and the B’s. The exchange offer involves the conversion of all three classes. The holders of the C shares have agreed to convert proportionately to the A and B shares. The exchange offer involves there being a minimum requirement that eighty percent of the A and the B shares exercise and tender for common shares. With that, eighty percent or more of the C shares will simultaneously convert. Specifically, if ninety percent of the A and the B shares convert, so will ninety percent of the C shares. This is significant for a variety of reasons. The first is that it eliminates most, if not all, of the preferred stock and converts it to common equity. For example, if one hundred percent of the A and the B preferred shareholders converted, then one hundred percent of the C shareholders would convert, and that would result in the common stock outstanding growing from approximately five million shares to thirty-six million shares, and depending upon the stock price at that point in time, the market capitalization of this Company would be significantly larger and hopefully approaching closer to the one hundred million dollar mark, which is the threshold beyond which the selling of additional common stock becomes much, much easier and much more practical. That’s a significant hurdle that we’re trying to move the Company to in order to continue with this growth. Let me now get into the specifics of the exchange offer itself. The preferred A shares have a ten dollar liquidation value and the preferred B shares have a twenty-five dollar liquidation value. The exchange offer involves the conveyance of the preferred A and the preferred B shares at their liquidation price, plus a ten percent premium, plus all unpaid accrued preferred stock dividends for an amount of common stock which has been predetermined in the exchange offer. That price is two dollars and thirty-two cents per share. The two dollars and thirty-two cent per share price was derived by the weighted-average closing price of the stock of the Company for the last three days before the announcement of the acquisitions in July of this year. We felt that that was an unaffected price before news became readily available in the marketplace for the types of properties and the potential value growth for our business. All of the accrued and unpaid dividends will be converted into common stock for those that exercised the exchange offer and the Company will have significantly more shareholders’ equity in the form of the market capitalization for the increased number of shares. This is extremely important to where we’re trying to take the

Company in growing through acquisitions. The most significant part of this that has to be understood and evaluated by each preferred shareholder is the potential for there to be growth in the value of the common stock. Prior to the exchange offer, there was A and B shares trading at a discount to liquidation value. With the exchange offer, the full liquidation value is converted into common shares, together with a ten percent premium, together with all unpaid preferred stock dividends, in exchange for shares of common stock. To the extent that the Company grows and is successful in creating shareholder value, there could be the potential to earn additional profit through the growth of the shares of stock in the Company in excess of the liquidation value of the preferred shares tendered, the ten percent premium and the unpaid dividends that are paid in the form of common stock. That’s a personal decision, but what I can share with you is that the level of yield that we are able to buy hotels at is currently around the eight percent level. Debt in today’s marketplace is less than five percent. And REITs that do pay dividends that are in our sector are paying at rates at four percent or less on the value of their common stock, and if one were to simply assume a fifty-fifty debt and equity capital structure that would mean that the cost of capital before all other items that were involved in total return would be in the range of approximately four-and-a-half percent, or less, and to the extent we’re successful in acquiring hotels at an eight percent yield, there is significant amount of additional cash flow that becomes available from those acquisitions to flow through to funds from operations and thereby potentially drive stock price growth. For every hundred million dollars of hotels that we acquire, with a three-and-a-half percent spread, that’s three-and-a-half million dollars. Doing your own multiples and your own share count, you can start to envision what we see as being the possibility of growth in the stock price of this Company. That’s what I am striving to accomplish, both from the perspective of being a shareholder and as chief executive officer of this Company. Finally, let me share a few thoughts with you that hopefully will give you greater confidence in the direction in which this Company is heading. Personally, I have done this before in the public sector. In two-thousand-and-four, I was part of launching a company through an initial public offering by the name of Eagle Hospitality Properties Trust. I was Eagle’s chief executive officer, and only chief executive officer, during its lifetime. The company grew very rapidly during the period from two-thousand-and-four to two-thousand-and-seven, and we created significant shareholder value through acquisitions, and ultimately sold the company in a public-to-private transaction that yielded attractive returns and an increased share price for all of our shareholders. Additionally, let me point out to you that there are approximately twenty hospitality real estate investment trusts that are publicly traded, of which five are pursuing acquisitions in the select service and extended-stay space that we are also pursuing. When reviewing their portfolios, their holdings contain a significantly large percentage of hotels in top-twenty markets and in four specific brands. As a result of that, we are in a position with what I’ve described as our investment strategy, to have a smaller number of publicly-funded competitors in our space, and that should result in there being a longer runway for acquisitions that are accretive to our shareholders. It’s very significant because to the extent that we are buying hotels at values that are less in purchase price than our counterparts and getting higher yields, it creates a unique opportunity for us to enjoy growth in a manner that should be more accretive to our shareholders. Let me conclude by indicating that I hope that you will give serious consideration to exchanging your preferred shares for common shares in order for us to move forward with the growth of this Company. I’m highly confident in our ability to be able to execute the business plan that I’ve described. I’m readily available to answer any questions that any shareholder has. I have had many conversations already. I can be reached through the Company lines, by e-mail, at any time to answer questions, and I plan on making myself available in certain cities to meet with concentrations of shareholders as well. We believe that this exchange offer is the best alternative to creating shareholder value by allowing for the raising of additional capital and the growth of the business through acquisitions, and what should result in increased stock price to the extent that we are successful in making accretive acquisitions. With that, I would like to thank you for your time and your consideration of this exchange offer, and once again, I make myself readily available for any questions that you may have. Thank you very much.